April 2, 2015

VIA EDGAR

Mr. John Reynolds

Assistant Directors

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Long Island Iced Tea Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 19, 2015
File No. 333-201527

Dear Mr. Reynolds:

On behalf of Long Island Iced Tea Corp. (“Holdco”), we respond as follows to the Staff’s comment letter, dated March 27, 2015, relating to the above-captioned Registration Statement on Form S-4 (as amended, the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a copy of which has been marked with the changes from the original filing of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Ruairi Regan.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Registration Statement.

The Merger Proposal, page 37

1.	Please expand your disclosure in response to prior comment 6 to clarify the purpose of the merger of Cullen Merger Sub with and into Cullen, with Cullen surviving the merger and becoming a wholly-owned subsidiary of Holdco. Also, please revise the discussions that occurred between the parties to discuss in greater detail the negotiations, in particular regarding the terms of the transaction.

Securities and Exchange Commission
April 2, 2015

We have revised the disclosure on pages 51 and 52 of Amendment No. 2 as requested.

LIBB’s Customers, page 78

2.	Please revise the disclosure in this section to name the material customers referenced in the second paragraph in this section.

We have revised the disclosure on page 79 of Amendment No. 2 as requested.

Executive Compensation, page 94

3.	Please revise to include a discussion of the material terms of the executive compensation agreement with Mr. Panza.

We respectfully submit that Mr. Panza is not presently an executive officer of LIBB and will not be an executive officer of Holdco after the mergers. Notwithstanding the foregoing, we have revised the disclosure on pages 96 and 97 of Amendment No. 2 to describe Mr. Panza’s employment agreement.

Beneficial Ownership of Securities, page 97

4.	Please identify the natural person or persons who, directly or indirectly, exercise sole or shared voting and/or investment powers with respect to the shares held in the name of Bass Properties, LLC.

We have revised the disclosure on page 99 of Amendment No. 2 as requested.

Certain Relationships and Related Person Transactions, page 99

5.	Please identify the owner of Magnum Vending Corp. and disclose the family relationship with Philip Thomas. Also, clarify that this individual is also an employee.

We have revised the disclosure on page 101 of Amendment No. 2 as requested.

Exhibits

6.	We note that Exhibits 10.6, 10.7 and 10.8 reference letter agreements. Please file these exhibits in their entirety, including the letter agreements.

We respectfully advise the Staff that the referenced letter agreement is not a part of the Promissory Notes filed as Exhibits 10.6, 10.7 and 10.8, which exhibits have been filed in their entirety, but instead is simply referred to in such Promissory Notes. Notwithstanding the foregoing, we have filed the letter agreement, as amended, referenced in such exhibits as a new Exhibit 10.13 to Amendment No. 2.

Securities and Exchange Commission
April 2, 2015

7.	Please file the loan extension agreements as exhibits.

We have filed the loan extension agreements as Exhibits 10.14, 10.15 and 10.16 to Amendment No. 2 as requested.

8.	Please file the complete escrow agreement, including Schedule C, which sets forth the escrow agent fee schedule.

We have filed the complete escrow agreement with Amendment No. 2 as requested.

9.	Please revise the legality opinion to clearly disclose the state law upon which you are opining.

We have revised the legality opinion and re-filed such opinion as an exhibit to Amendment No. 2 as requested.

*************************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Mr. Paul Vassilakos
Chief Executive Officer